U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.   Name and Address of Reporting Person: Mark A. Scharmann,
      1661 Lakeview Circle, Ogden, UT 84403

2.   Date of Event Requiring Statement (Month/Date/Year): 11/1/98

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Issuer Name and Ticker or Trading Symbol: Rexford, Inc.(No Symbol)

5.   Relationship of Reporting Person(s) to Issuer (Check all Applicable)
     (X) Director (X) Officer, give title below ( ) 10% Owner ( ) Other
     Title:  Vice President

6.   If Amendment, Date of Original (Month/Day/Year): N/A

7.   Individual or Joint/Group Filing (Check Applicable Line)
     (X) Form filed by One Reporting Person
     ( ) Form filed by More than One Reporting Person

TABLE I - Non-Derivative Securities Beneficially Owned

1. Title of Security: Common Stock

2. Amount of Securities Beneficially Owned: 42,215,420

3. Ownership Form: Direct(D)or Indirect(I): 42,155,420 (D); 60,000 (I)

4. Nature of Indirect Beneficial Ownership: 10,000 shares beneficially held of record by Troika Capital Investments, of which Mr. Scharmann is the principal owner and shareholder. 50,000 shares beneficially held of record by Rachel Leslie, the spouse of Mr. Scharmann, and which Mr. Scharmann disclaims beneficial ownership.

TABLE II - Derivative Securities Beneficially Owned

1. Title of Derivative Security: N/A

2. Date Exercisable (Month/Day/Year):
   Expiration Date(Month/Day/Year):

3. Title:
   Amount of Securities Underlying Derivative Security (Amount of Number of shares):

4. Conversion or Exercise Price of Derivative Security:

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I):

6. Nature of Indirect Beneficial Ownership:

Explanation of Responses:

Signature of Reporting Person: /S/ Mark Scharmann
Date: 11/3/98